UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

INFORMATION STATEMENT

PURSUANT TO SECTION 14(F) OF THE

SECURITIES EXCHANGE ACT OF 1934

HAWAIIAN HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

1-31443	71-0879698
(Commission File Number)	(I.R.S. employer identification No.)

12730 High Bluff Drive, Suite 180

San Diego, CA 92130-2075

(858) 523-0171

(Address and Telephone Number of Registrant)

Lawrence S. Hershfield

Chief Executive Officer and President

Hawaiian Holdings, Inc.

12730 High Bluff Drive, Suite 180

San Diego, CA 92130-2075

(858) 523-0171

(Name, Address and Telephone Number of Person

Authorized to Receive Notice and Communications on Behalf of Registrant)

Common Stock, par value $0.01 per share

(Title and Class of Securities registered pursuant to Section 12(g) of the Act)

July 8, 2004

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED

NOT TO SEND US A PROXY

HAWAIIAN HOLDINGS, INC.

12730 High Bluff Drive, Suite 180, San Diego, CA 92130

Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934

and Rule 14f-1 thereunder

This Information Statement is being mailed on or about July 8, 2004 to the holders of record as of June 30, 2004 of shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Hawaiian Holdings, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 12730 High Bluff Drive, Suite 180, San Diego, CA 92130 and the telephone number is (858) 523-0171. You are receiving this Information Statement in connection with the proposed appointment of persons designated by RC Aviation, LLC, a Delaware limited liability company (“RC”), to a majority of the seats on the Board of Directors (the “Board”) of the Company and the concurrent resignation of certain members of the Board.

On June 14, 2004, AIP, LLC (“AIP”) completed the sale (the “Sale”) of 10,000,000 shares of Common Stock that were beneficially owned by AIP to RC at a purchase price of $4.14 per share, resulting in an aggregate purchase price of $41,400,000. The Sale was completed pursuant to a Stock Purchase Agreement, dated as of June 11, 2004, by and between AIP and RC (the “Purchase Agreement”). In connection with the consummation of the Sale, AIP and RC also entered into a Stockholders Agreement, dated as of June 11, 2004 (the “2004 Stockholders Agreement”). Pursuant to the 2004 Stockholders Agreement, AIP has agreed, among other things, to vote its shares of the Company’s Series A Special Preferred Stock, par value $0.01 per share (the “Series A Special Preferred Stock”), in favor of persons nominated to the Board by RC. In connection with the foregoing transaction, the Company has, pursuant to the 2004 Stockholders Agreement and the Purchase Agreement, received written resignations from current members of the Board who have been designated by AIP, including Mr. John W. Adams, the Chairman of the Company, which resignations will become effective as soon as certain legal and regulatory requirements are met, which will be 10 days after this Information Statement is filed and transmitted to the shareholders of the Company. Further, the Company has received the written resignation of Edward Z. Safady, effective as of June 29, 2004. One current member of the Board, Mr. Gregory Anderson, has not resigned his position on the Board and intends to continue as a director until the expiration of his term. The Company’s existing Board has agreed to replace the AIP-appointed directors with Messrs. Lawrence S. Hershfield and Randall L. Jenson once certain legal and regulatory requirements are met. In addition, Mr. Adams has resigned as Chief Executive Officer of the Company and Mr. Hershfield has been appointed Chief Executive Officer and President and Mr. Jenson has been appointed Chief Financial Officer, Treasurer and Secretary, each effective June 14, 2004. After such resignations and appointments, the Board will consist of three members, two designated by RC and one independent director. Such resignations and the appointment of persons nominated to the Board by RC may result in a change of control of the Company for certain purposes, but not for others.

As previously disclosed in the Company’s Current Report on Form 8-K that was filed with the Securities and Exchange Commission (the “Commission”) on March 21, 2003, the Company’s Form 12b-25 that was filed with the Commission on March 21, 2003, and the Company’s Form 12b-25 filed with the Commission on April 30, 2003, on March 21, 2003 the Company’s sole operating subsidiary, Hawaiian Airlines, Inc. (“Hawaiian Airlines”), filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code (the “Chapter 11 Filing”) in the United States Bankruptcy Court for the District of Hawaii (the “Bankruptcy Court”). Hawaiian Airlines is wholly owned, directly and indirectly, by the Company. When Hawaiian Airlines commenced the Chapter 11 Filing, the Company itself did not file for bankruptcy relief.

Subsequent to the Chapter 11 Filing, and as previously reported in the Company’s Current Report on Form 8-K that was filed with the Commission on June 2, 2003, an initial trustee was selected on May 30, 2003 to serve in connection with the Chapter 11 Filing and operate Hawaiian Airlines. The initial trustee has since resigned and been replaced by a duly appointed substitute trustee (the “Trustee”).

Prior to the appointment of the Trustee, the Company, through personnel who held senior executive positions at both the Company and Hawaiian Airlines, had complete and unfettered access to all information, documents, and personnel of Hawaiian Airlines that was needed in order for the Company to meet its ongoing obligations with respect to the filing of periodic reports under the Securities Exchange Act of 1934. as amended (the “Exchange Act”). In addition, prior to the appointment of the Trustee, the Company had the funds needed to allow it to meet its ongoing Exchange Act reporting requirements, which funds were derived from Hawaiian Airlines, the Company’s sole operating subsidiary. Given that the Company is a holding company without its own source of funds other than those provided by its operating subsidiary, the Company has been dependent on resources from Hawaiian Airlines for carrying out its operations and meeting its ongoing obligations, including its Exchange Act reporting requirements.

The appointment of the Trustee, however, effectively served to divest operational and financial control of Hawaiian Airlines from the officers and directors of the Company, and severed the availability of funds needed to support its efforts to meet its ongoing obligations, including its Exchange Act reporting requirements. Consequently, the Company and its personnel no longer have unfettered access to information and documents regarding Hawaiian Airlines, nor does the Company have access to the funds needed from Hawaiian Airlines to make such filings or access to personnel of Hawaiian Airlines who might in turn have access to such information and documents. As a result, and in short, while the Company has attempted to determine the accuracy of the information provided in this Information Statement, it does not have access to all appropriate information needed to verify the information contained in this Information Statement.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Exchange Act, and Rule 14f-1 promulgated thereunder. Information set forth herein related to AIP has been provided by AIP and the information set forth herein related to RC and the RC Designees (as defined herein) has been provided by RC. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

VOTING SECURITIES OF THE COMPANY

Each share of Common Stock entitles the holder thereof to one vote. As of June 30, 2004, there were 29,750,165 shares of Common Stock issued and outstanding. In addition, as of June 30, 2004, there were four shares of the Series A Special Preferred Stock outstanding, which shares are owned by AIP and entitle AIP to nominate, based on the percentage of outstanding common equity interest (on a fully diluted basis) that it owns, 4 directors to the Board. In addition, the International Association of Machinists and Aerospace Workers (AFL-CIO) (the “IAMAW”), the Association of Flight Attendants (“AFA”), and the Air Line Pilots Association, International (the “ALPA” and together with the IAMAW and AFA, the “Unions”) each hold one share of Series B Special Preferred Stock, Series C Special Preferred Stock and Series D Special Preferred Stock, respectively, (with the Series A Special Preferred Stock, collectively the “Special Preferred Stock”) that entitle each Union to nominate one director. The Unions previously had nominated representatives to the Board, which nominees had been elected to the Board. On January 31, 2004, the persons nominated by the Unions to serve on the Board resigned from the Board.

Rights To Designate Directors And RC Designees

The information contained herein concerning the RC Designees has been furnished to the Company by RC. Accordingly, the Company assumes no responsibility for the accuracy or completeness of this information.

In the Purchase Agreement, AIP agreed, among other things, to cause (a) the directors that AIP designated to the Board to resign effective the first date on which the resignations of the directors can be effective and satisfy the requirements of Section 14(f) of the Exchange Act, and (b) to be appointed to the Board Lawrence S. Hershfield and Randall L. Jenson (the “RC Designees”) as members of the Board effective on such date. One current member of the Board, Mr. Gregory Anderson, who is an independent director, has not resigned his position on the Board and intends to continue as a director until the expiration of his term.

Pursuant to the 2004 Stockholders Agreement, AIP has agreed, among other things, to vote all Common Stock and all of the Series A Special Preferred Stock held by AIP or its affiliates (a) in favor of the election, as members of the Board, of persons identified by RC for nomination or so nominated in accordance with the Company’s Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) and the Company’s Amended Bylaws (the “Bylaws”), and (b) to otherwise effect the intent of the 2004 Stockholders Agreement, which is to cause RC Designees to, immediately, on June 11, 2004, or as soon thereafter as certain legal and regulatory requirements are met, become members of the Board. In connection with the foregoing, the Company has, pursuant to the 2004 Stockholders Agreement and the Purchase Agreement, received written resignations from current members of the Board who have been designated by AIP, including Mr. John W. Adams, the Chairman of the Company, which resignations will become effective as soon as certain legal and regulatory requirements are met, which will be 10 days after this Information Statement is filed and transmitted to the shareholders of the Company. In addition, Mr. Adams has resigned as Chief Executive Officer of the Company. The Company’s existing Board has agreed to replace the AIP-appointed directors with Messrs. Lawrence S. Hershfield and Randall L. Jenson once certain legal and regulatory requirements are met, and Mr. Hershfield has been appointed Chief Executive Officer and President and Mr. Jenson has been appointed Chief Financial Officer, Treasurer and Secretary, each effective June 14, 2004. After such resignations and appointments, the Board will consist of three members, two designated by RC and one independent director. Such resignations and the appointment of the persons nominated to the Board by RC may result in a change of control of the Company for certain purposes, but not for others.

The RC Designees are listed below. Each of such individuals has consented to serve as a director of the Company if appointed or elected. Neither of the RC Designees currently is a director of the Company. RC has advised the Company that, to the best of RC’s knowledge, except as set forth herein, none of the RC Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any equity securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission other than with respect to transactions between RC and AIP that have been described herein.

The name, age, present principal occupation or employment and five-year employment history of each of the individuals who may be selected as RC Designees are set forth below. Each is a citizen of the United States. Unless otherwise noted, the business address of each person listed below is 12730 High Bluff Drive, Suite 180, San Diego, CA 92130 and the telephone number at that address is (858) 523-0171.

Name and Age	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Lawrence S. Hershfield, 48	Mr. Hershfield was appointed as Chief Executive Officer and President of the Company on June 14, 2004. He has been the Chief Executive Officer of Ranch Capital, LLC, which he founded to pursue investments in undervalued or distressed assets of companies, since October 2002. Since June 2004, he has been the Chief Executive Officer and President of RC Aviation Management, LLC, the managing member of RC. From August 2001 to September 2002 he was Chief Executive Officer and a Director of FINOVA Group Inc., a financial services company. From February 2001 to August 2001, Mr. Hershfield was Chief Restructuring Officer of FINOVA and Berkadia’s Liaison to FINOVA. Berkadia is a joint venture formed by Leucadia National Corporation and Berkshire Hathaway to oversee and fund FINOVA’s reorganization. From 1996 to 1998, Mr. Hershfield served as Chief Executive Officer, President and as a director of Pepsi International Bottlers. From 1995 to September 2002, Mr. Hershfield was President of Leucadia International Corporation, a wholly-owned subsidiary of Leucadia National Corporation. Mr. Hershfield received a B.S. in Biology from Bucknell University (1977) and has an M.B.A. from Stanford University Graduate School of Business (1981).

Randall L. Jenson, 36	Mr. Jenson was appointed as Chief Financial Officer, Treasurer and Secretary of the Company on June 14, 2004. He is co-founder and Managing Director of Ranch Capital LLC, which was formed in 2002 to pursue investments in undervalued or distressed assets of companies. Since June 2004, he has been the Vice President and Secretary of RC Aviation Management, LLC, the managing member of RC. From May 1997 to October 2002, he served in various capacities in or at the direction of Leucadia National Corporation. From August 1999 to April 2002, Mr. Jenson served as the President and Chief Executive Officer of American Investment Bank N. A., a wholly-owned subsidiary of Leucadia National Corporation. He served as a director of the bank from August 1998 to April 2002, and from May 1997 to August 1999, served as Senior Vice President. Mr. Jenson received a B.A. in Accounting from the University of Utah (1991), and has an M.B.A. from Harvard University, Graduate School of Business Administration (1997).

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership, both direct and indirect and reported to us as of June 30, 2004, of our Common Stock and Special Preferred Stock, including shares as to which a right to acquire ownership (for example, through the ability to exercise stock options) within 60 days of such date. The information is presented for beneficial owners of more than 5% of our Common Stock and Special Preferred Stock, for each of our directors and director nominees, our executive officers and for the group comprised of all of our directors and executive officers. We know of no persons other than those identified below who owned beneficially more than 5% of the outstanding shares of our Common Stock or Special Preferred Stock as of June 18, 2004.

Name and Address of Beneficial Owner	Number of Shares of Common and Special Preferred Stock Beneficially Owned		Percent and Class of Common and Special Preferred Stock Beneficially Owned
RC Aviation, LLC	14,159,403	(1)	47.6% of Common Stock

c/o Ranch Capital LLC 12730 High Bluff Drive Suite 180 San Diego, CA 92130	4	(1)	100% of Series A Special Preferred Stock (constituting 57.1% of all preferred stock)

RC Aviation Management LLC	14,159,403	(1)	47.6% of Common Stock

c/o Ranch Capital LLC 12730 High Bluff Drive Suite 180 San Diego, CA 92130	4	(1)	100% of Series A Special Preferred Stock (constituting 57.1% of all preferred stock)

Lawrence S. Hershfield	14,199,403	(1)	47.7% of Common Stock

12730 High Bluff Drive Suite 180 San Diego, CA 92130

	4	(1)	100% of Series A Special Preferred Stock (constituting 57.1% of all preferred stock)

AIP, LLC	4,159,403	(2)	13.98% of Common Stock

885 Third Avenue, 34th Floor New York, NY 10022	4	(2)	100% of Series A Special Preferred Stock (constituting 57.1% of all preferred stock)

Jeffrey A. Smith	4,159,403	(2)	13.98% of Common Stock

c/o AIP, LLC 885 Third Avenue, 34th Floor New York, NY 10022

	4	(2)	100% of Series A Special Preferred Stock (constituting 57.1% of all Preferred Stock)

Amber Arbitrage LDC	4,667,672	(3)	15.69% of Common Stock

c/o Custom House Fund Management Ltd 31 Kildare Street Dublin 2, Ireland

Name and Address of Beneficial Owner	Number of Shares of Common and Special Preferred Stock Beneficially Owned		Percent and Class of Common and Special Preferred Stock Beneficially Owned
Dimensional Fund Advisors, Inc.	2,081,675	(4)	7.00% of Common Stock

1299 Ocean Avenue, 11th Floor Santa Monica, CA 90401

Vanguard Fiduciary Trust Company	2,523,403	(5)	8.48% of Common Stock

14321 North Northsight Boulevard Scottsdale, AZ 85260

Triage Management LLC	1,617,300	(6)	5.44% of Common Stock

491 City Avenue, Suite 526 Bala Cynwyd, PA 19004

Leonid Frenkel	1,617,300	(6)	5.44% of Common Stock

Association of Flight Attendants	1		100% of Series B Special Preferred Stock (constituting 14.3% of all Preferred Stock)

1625 Massachusetts Avenue, N.W. Washington, DC 20036-2212 Attn.: David Borer, Esq.

International Association of Machinists and Aerospace Workers	1		100% of Series C Special Preferred Stock (constituting 14.3% of all Preferred Stock)

P.O. Box 3141 South San Francisco, CA 94083 Attn: Kenneth Thiede

Hawaiian Master Executive Council	1		100% of Series D Special Preferred Stock (constituting 14.3% of all preferred stock)

c/o Air Line Pilots Association 3375 Koapaka Street, Suite F-238-8 Honolulu, HI 96819 Attn: Master Chairman, Hawaiian
MEC

Name and Address of Beneficial Owner	Number of Shares of Common and Special Preferred Stock Beneficially Owned		Percent and Class of Common and Special Preferred Stock Beneficially Owned

John W. Adams	250,000	(7)	Common Stock*

Gregory S. Anderson	8,000	(8)	Common Stock*

Randall L. Jenson	1,500		Common Stock*

Thomas J. Trzanowski	33,000	(9)(10)	Common Stock*

All current directors and executive officers as a group (5 persons)	14,491,903		48.7% of Common Stock

*	Less than 1%

(1)	According to a Schedule 13D filed by RC on June 21, 2004, RC directly owns of record and beneficially 10,000,000 shares of Common Stock. RC Aviation Management LLC is the managing member of RC and its managing member is Lawrence S. Hershfield. Mr. Hershfield, as the controlling member of RC Aviation Management LLC, has the power to vote the shares of Common Stock beneficially owned by RC and its members pursuant to agreements among the members. Pursuant to a Stockholders Agreement between RC and AIP, RC has the power to vote the 4,159,403 shares of Common Stock owned by AIP. The 14,199,403 shares of Common Stock reported with respect to Lawrence S. Hershfield include 40,000 shares of Common Stock directly owned of record and beneficially by Lawrence Hershfield.

(2)	According to an amendment to their Schedule 13D filed with the Commission on June 23, 2004, AIP and Jeffrey A. Smith exercise shared voting and dispositive power over 4,159,403 shares of our Common Stock and all four shares of our Series A Special Preferred Stock.

(3)	On May 13, 1998, Amber Arbitrage LDC filed a Schedule 13G with the Commission in respect of ownership of an aggregate of 4,667,672 shares of Hawaiian Airlines common stock. Amber Arbitrage reported sole voting power and sole dispositive power with respect to all such shares. No subsequent filing has been made by Amber Arbitrage.

(4)	On February 6, 2004, Dimensional Fund Advisors, Inc. filed a Schedule 13G with the Commission with respect to 2,081,675 shares of our Common Stock. According to the Schedule 13G, Dimensional, an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, furnishes investment advice to four investment companies registered under the Investment Company Act of 1940, and serves as investment manager to certain other commingled group trusts and separate accounts (collectively, the “Funds”). In its role as investment advisor or manager, Dimensional possessed voting and/or investment power over the reported shares that are owned by the Funds, and may be deemed to be the beneficial owner of the reported shares held by the Funds. All of the reported shares are owned by the Funds and Dimensional disclaims beneficial ownership of the reported shares.

(5)	On February 3, 2004, Vanguard Fiduciary Trust Company, as trustee of Hawaiian Holdings, Inc. 401(k) Savings Plan, Hawaiian Holdings, Inc. Pilots’ 401(k) Plan and Hawaiian Holdings, Inc. 401(k) Plan for Flight Attendants, filed a Schedule 13G with the Commission with respect to 2,523,403 shares of our Common Stock. Shares of Common Stock are held in trust for the benefit of employees participating in the plans. Vanguard Fiduciary Trust Company disclaims beneficial ownership of all shares that have been allocated to the individual accounts of plan participants for which voting directions have been received.

(6)	On April 15, 2004, Triage Management LLC (“Triage”) and Leonid Frenkel, the managing member of Triage, filed a Schedule 13D/A with the Commission with respect to 1,617,300 shares of our Common Stock. According to the Schedule 13D/A, Triage is a Delaware limited liability company and general partner of Triage Capital Management L.P. and Triage Capital Management B, L.P., each a Delaware limited partnership, is an adviser to Triage Advisors, LLC, a Delaware limited liability company that serves as the investment manager of Triage Offshore Fund, Ltd., a Cayman Islands exempted company, and is adviser to OTA LLC, a Delaware limited liability company, for whom Triage has shared investment discretion over the shares of our Common Stock held by OTA LLC, with respect to the shares of our Common Stock held by the foregoing entities. According to the Schedule 13D/A, Triage Capital Management L.P., Triage Capital Management B, L.P. and Triage Offshore Fund, Ltd. acquired shares of our Common Stock for investment purposes and in the ordinary course of business. Triage, as general Partner of Triage Capital Management L.P. and Triage Capital Management B, L.P. and as adviser to Triage Advisors, LLC, may be deemed to be the beneficial owner of all such shares of our Common Stock owned by the foregoing entities. Frenkel, as the managing member of Triage, may be deemed to be the beneficial owner of such shares of our Common Stock held by Triage Capital Management L.P., Triage Capital Management B, L.P. and Triage Offshore Fund, Ltd.

(7)	Consists of options to purchase 250,000 shares of our Common Stock, all of which have vested.

(8)	Consists of options to purchase 8,000 shares of our Common Stock, all of which have vested.

(9)	Includes options to purchase 32,000 shares of our Common Stock, all of which have vested.

(10)	Includes 1,000 shares of our Common Stock beneficially owned by Mr. Trzanowski’s wife. Mr. Trzanowski disclaims beneficial ownership of the shares owned by his wife.

CHANGES IN CONTROL

On June 14, 2004, RC entered into the Purchase Agreement with AIP, pursuant to which RC acquired 10,000,000 shares of the Common Stock. RC paid $41,400,000 to AIP in cash using working capital of RC raised from various investors for the purpose of acquiring the Common Stock. In connection with the purchase, RC entered into the 2004 Stockholders Agreement with AIP, pursuant to which AIP agreed to vote its shares of Series A Special Preferred Stock in favor of the individuals nominated to the Board by RC. As a result of the 2004 Shareholders Agreement, RC has the power to direct the vote of 100% of the Series A Special Preferred Stock, which is entitled to nominate 4 persons to the Board. Pursuant to the terms of the Purchase Agreement and the 2004 Stockholders Agreement, all of the current directors of the Company (other than Gregory S. Anderson) have agreed to resign their positions as directors of the Company. In addition, Mr. John W. Adams has resigned from his position as Chief Executive Officer of the Company, and Mr. Lawrence S. Hershfield has been appointed as Chief Executive Officer. In accordance with the 2004 Stockholders Agreement, AIP has agreed to cause Mr. Hershfield and Mr. Jenson to be elected to the Board as directors as soon as certain legal and regulatory requirements are met. The Company has also received the written resignation of Mr. Edward Z. Safady effective as of June 29, 2004. Mr. Gregory S. Anderson, however, will remain as a director. The resignations of the current directors, and the appointments of the new directors nominated by RC shall take effect ten days after this Information Statement is mailed or delivered to all of the Company’s shareholders in compliance with Section 14(f) of the Exchange Act, and Rule 14f-1 promulgated thereunder.

Except for the transactions described herein, we are not aware of any arrangement that might result in a change of control in the future.

DIRECTORS AND EXECUTIVE OFFICERS

All of our directors are nominated in accordance with our Bylaws, and serve for a period of one year. Pursuant to our Bylaws, based on the share ownership of AIP, and its rights as holder of the Series A Special Preferred Stock, AIP has the right to identify for nomination four of the Company’s nine directors. In addition, based on its rights under its collective bargaining agreement with the Company, each of the ALPA, the IAMAW and the AFA has the right to identify for nomination one director. Under the Amended and Restated Stockholders Agreement, dated as of August 29, 2002, by and among the Company, AIP and each of the Unions (the “2002 Stockholders Agreement”), AIP has agreed to vote its shares of Common Stock in favor of the nominees identified by the Unions. In the 2004 Stockholders Agreement, RC agreed that AIP would not be required to take any action that was inconsistent with its obligations under the 2002 Stockholders Agreement. As mentioned above, in connection with the consummation of the Sale, AIP and RC have entered into the 2004 Stockholders Agreement. In accordance with the 2004 Stockholders Agreement, AIP has agreed, among other things, to vote its shares of the Series A Special Preferred Stock in favor of the persons nominated to the Board by RC.

We anticipate that on or about July 19, 2004, at least ten days after the delivery of this Information Statement to our shareholders, Messrs. John W. Adams and Thomas J. Trzanowski will each resign from the Board.

On June 14, 2004, Mr. Adams resigned from all of his executive officer positions with the Company and its subsidiaries. In addition, on such date Mr. Hershfield was appointed President and Chief Executive Officer of the Company and Mr. Jenson was appointed Chief Financial Officer, Treasurer and Secretary of the Company.

The following tables set forth information regarding our current directors and executive officers:

Directors

Name	Age	Position
Thomas J. Trzanowski	65	Director
Gregory S. Anderson	47	Director
John W. Adams	60	Director
Lawrence S. Hershfield	48	President and Chief Executive Officer
Randall L. Jenson	36	Chief Financial Officer, Treasurer and Secretary

Set forth below is a brief description of the background and business experience of our directors and executive officers for the past five years.

John W. Adams. Mr. Adams has been the chairman of our Board and of our executive committee since February 1996. Mr. Adams assumed the additional positions of chief executive officer and president in May 2002 and relinquished the position of president in December 2002 and of chief executive officer in June 2004. He has been president of Smith Management LLC (“Smith Management”), a private investment firm, since 1984. From February 2002 until June 2003, he was President and served as a member of the board of directors of Sun Healthcare Group, Inc., a health care company, and he served as chairman of its executive committee. He was a member of the board of directors of Harvard Industries, Inc. from October 1994 until November 1998, and was chairman of the board and chief executive officer of Harvard Industries from February 1997 until November 1998. Harvard Industries filed for protection under Chapter 11 under the Bankruptcy Code in May 1997 and emerged from Chapter 11 protection in November 1998. He served on the board of directors of Servico, Inc., a lodging ownership and management company, from April 1994 until August 1997, being chairman of the board from December 1995 until he resigned from the board. Mr. Adams was chairman of the board of directors of Regency Health Services, Inc., a health care services company, from July 1994 until October 1997.

Thomas J. Trzanowski. Mr. Trzanowski has been a member of our Board since 1998. He served as president and director of Spire Realty Group, Inc., Houston, Texas, a private property management company, since July 1989. He has also served as president and director of Pengo Realty Group, Inc., New York, New York, a private real estate holding company engaged in real estate investments, since June 1994. Mr. Trzanowski also served as treasurer of Smith Management from November 1983 through December 1994 and, from September of 1996 until September of 1999 as a director of Inland Resources, Inc., in Denver, Colorado, a publicly traded oil and gas company. He currently serves as a director of Liberty Bank.

Gregory S. Anderson. Mr. Anderson has been a member of our Board since 2002. Since 1999, Mr. Anderson has been a private investor. Since 1998, Mr. Anderson has been president and chief executive officer of Quality Care Solutions Inc., an Arizona corporation that is a provider of healthcare payer software solutions. From 1985 to 1998, Mr. Anderson was general manager of El Dorado Investment Company, Arizona’s largest venture capital company. From 1993 to 1998, he was also a partner in Sundance Venture Partners, an affiliate of El Dorado. Prior to El Dorado, he was vice president of First Interstate Bank. Mr. Anderson has served on numerous boards of both public and private companies. Currently, Mr. Anderson is a director of Sun Healthcare Group, Inc., Glendora Hospital, Valley Commerce Bank, a commercial bank located in Phoenix, Arizona and several civic boards. Mr. Anderson has a B.S. in Finance from Arizona State University (1979) and has been certified by the Center for Executive Development at Stanford University School of Business.

Lawrence S. Hershfield. Mr. Hershfield will become a member of our Board as soon as certain legal and regulatory requirements are met. He was appointed as Chief Executive Officer and President of the Company on June 14, 2004. Mr. Hershfield is founder and Chief Executive Officer of Ranch Capital, LLC, which he formed in 2002 to pursue investments in undervalued or distressed assets or companies. Since June 2004, he has been the Chief Executive Officer and President of RC Aviation Management, LLC, the managing member of RC. Between 1986 and 2002, Mr. Hershfield held various position with Leucadia National Corporation. From August 2001 to September 2002, Mr. Hershfield was Chief Executive Officer and a director of FINOVA Group, Inc., a $9 billion asset financial services company, upon FINOVA’s emergence from bankruptcy. From February 2001 until August 2001, Mr. Hershfield served as the Chief Restructuring Officer of FINOVA and Berkadia’s Liaison to FINOVA. Berkadia is a joint venture between Berkshire Hathaway, Inc. and Leucadia National Corporation formed to oversee and fund FINOVA’s reorganization, and Mr. Hershfield was responsible for managing the bankruptcy process and overseeing the company’s assets and operations. From 1996 until 1998, Mr. Hershfield served as Chief Executive Officer, President and a director of Pepsi International Bottlers. From February 1995 until September 2002, Mr. Hershfield was president of Leucadia International Corporation, a wholly-owned subsidiary of Leucadia National Corporation, where he was responsible for identifying and closing investment opportunities in distressed or bankrupt companies and assets. Mr. Hershfield received a B.S. in Biology from Bucknell University (1977) and an M.B.A from Stanford University, Graduate School of Business (1981).

Randall L. Jenson. Mr. Jenson will become a member of our Board as soon as certain legal and regulatory requirements are met. He was appointed as Chief Financial Officer, Treasurer and Secretary of the Company on June 14, 2004. Mr. Jenson is co-founder and Managing Director of Ranch Capital LLC, which was formed in 2002 to pursue investments in undervalued or distressed assets or companies. Since June 2004, he has been the Vice President and Secretary of RC Aviation Management, LLC, the

managing member of RC. From May 1997 to October 2002, he served in various capacities in or at the direction of Leucadia National Corporation. From August 1999 to April 2002, Mr. Jenson served as the President and Chief Executive Officer of American Investment Bank N. A., a wholly-owned subsidiary of Leucadia National Corporation. He served as a director of the bank from August 1998 to April 2002 and from May 1997 to August 1999, served as Senior Vice President. Mr. Jenson received a B.A., magna cum laude in Accounting from the University of Utah (1991), and has an M.B.A. from Harvard University, Graduate School of Business Administration (1997).

Legal Proceedings Involving Directors and Executive Officers

Gotbaum v. Adams, et al., Adv. No. 03-90061 (Bankr. D. Haw.). On November 28, 2003, the Trustee for Hawaiian Airlines, the Company’s sole operating subsidiary, filed a complaint (the “Complaint”) with the Bankruptcy Court, naming John W. Adams, AIP, Airline Investors Partnership, L.P. and Smith Management (together, the “Adams Defendants”) and the Company, as defendants. The Complaint asserts various counts based on corporate actions including claims alleging, inter alia, fraudulent transfer claims under the Bankruptcy Code and Hawaii law; avoidance and recovery of preference under the Bankruptcy Code; unlawful distribution under Hawaii law; violations of the duties of care and loyalty under Hawaii law; and unjust enrichment under Hawaii law. The factual allegations relate to a $25 million self-tender offer undertaken by Hawaiian Airlines announced on May 31, 2002 (the “Self-Tender”) that was subsequently consummated; payments made by Hawaiian Airlines to Smith Management in the total amount of $2,750,000; $200,000 in compensation paid by Hawaiian Airlines to defendant John W. Adams; and $500,000 transferred from Hawaiian Airlines to the Company. Based on all of the claims in the Complaint, the Trustee is seeking in excess of $28,000,000, as well as punitive damages, prejudgment interest and the costs of the lawsuit.

The Adams Defendants and the Company served Answers denying all material allegations of the Complaint on January 5, 2004 and on February 18, 2004, respectively. Pursuant to a February 4, 2004 Scheduling Order, fact discovery, which is currently underway, will be completed by September 15, 2004, expert discovery will be completed by December 15, 2004, and the trial will commence on June 27, 2005.

SEC Investigation.

The Company announced on March 13, 2004 that the Staff of the San Francisco District Office of the Commission is considering recommending that the Commission authorize a civil action against John W. Adams, the Company’s Chairman, and AIP for possible violations of securities laws related to the Self-Tender. Mr. Adams and AIP have the opportunity to present information and defenses to the Staff prior to the Staff making a recommendation to the Commission regarding whether any action against them should be authorized. The Company continues to cooperate with the Staff of the Commission.

Significant Employees

We have no significant employees other than the officers and directors described above.

Certain Relationships and Related Transactions

Since May 19, 2000 and prior to the Chapter 11 Filing, Hawaiian Airlines had invested $3.0 million in certificates of deposit with Liberty Bank. John W. Adams, who was Chairman and Chief Executive Officer of the Company and the sole managing member of AIP, which was, prior to June 14, 2004, our controlling shareholder, is President and serves as a Director of a holding company that has a majority ownership interest in Liberty Bank. One of our directors, Thomas J. Trzanowski, is also a director of Liberty Bank. Following the Chapter 11 Filing, Hawaiian Airlines liquidated its certificates of deposit held at Liberty Bank.

On October, 14, 2003, the Company and Smith Management entered into an agreement (the ”Smith Management Agreement”), whereby the parties agreed that Smith Management would continue to provide corporate, financial, strategic, planning, management, consulting and tax-related services to the Company and forego receiving compensation or reimbursement for any expenses for services provided to the Company until the parties mutually agree otherwise. The Smith Management Agreement replaced an earlier and previously disclosed May 2002 agreement that Smith Management entered into with Hawaiian Airlines. Under the Smith Management Agreement, the Company agreed, inter alia, that neither Smith Management nor any of its members, affiliates, officers, directors, employees, consultants or advisors (collectively the “Smith Representatives”) shall be liable or held accountable, in damages or otherwise, for any errors of judgment or any mistakes of fact or law or for anything that the Smith Management or the Smith Representatives do or refrain from doing in good faith in providing or failing to provide services under the Smith Management Agreement. Further, the Company agreed to indemnify the Smith Management and the Smith Representatives (collectively the “Smith Indemnitees”), and each of their successors and assigns, subject to certain conditions, from and against any and all losses or cost suffered or sustained by any Smith Indemnitees (other than any losses or cost arising out of the gross negligence or willful misconduct of Smith Management or the Smith Representatives), arising in connection with their obligations under the Smith Management Agreement. In connection with the consummation of the transactions contemplated by the Purchase Agreement, the Smith Management Agreement was terminated, but the indemnification and exculpation provisions described above survive termination of the Agreement.

In addition, the Company has incurred certain amounts of debt owed to AIP or its affiliates. AIP has informed the Company that AIP believes that the Company owes AIP and its affiliates an aggregate amount of $1,563,305.08. This indebtedness arose due to expenditures paid on behalf of the Company by AIP and its affiliates to fund costs associated with maintaining the Company’s status as a public company, costs related to preparing a plan of reorganization for Hawaiian Airlines, and other obligations of the Company. In addition, the Company borrowed $39,887.67 from Smith Management pursuant to a promissory note dated September 1, 2003, which funds were used by the Company to pay the annual listing fee of the American Stock Exchange and overdue fees to Mellon Investor Services, the Company’s transfer agent.

Indebtedness of Management

Since January 1, 2003, no officer or director, or affiliate thereof (including family members) has been indebted to the Company or any subsidiary in excess of $60,000.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company’s executive officers, directors and persons who own more than 10% of the Company’s Common Stock to file reports of ownership and changes in ownership with the Commission. These reports are also filed with the American Stock Exchange. A copy of each report is required to be furnished to the Company.

Commission regulations require the Company to identify anyone who filed a required report late during the most recent fiscal year. Based solely upon our review of reports furnished to the Company, the

Company believes during fiscal year 2003, such filing requirements were satisfied, except that Mr. Reno F. Morella filed a late Form 5 reporting three transactions.

Meetings of the Board and Committees

The Board held 9 formal meetings during the year ended December 31, 2003. Only one director, Mr. Samson Poomaihealani, attended fewer than 75% of the meetings of the Board. Mr. Poomaihealani missed three such meetings of the Board. The Company policy regarding attendance at Board meetings is that the Company expects directors to make every effort to attend all Board meetings, recognizing that scheduling difficulties may at times arise. The Board does not have a formal process for receiving shareholder communications. The Company did not hold an annual meeting during the year ended December 31, 2003.

The Company previously had established a standing audit committee in accordance with section 3(a)(58)(A) of the Exchange Act. The audit committee currently has 1 member. Prior to the resignations of certain directors described below, Messrs. Joseph P. Hoar, William M. Weisfeld and Gregory S. Anderson served on the audit committee. The audit committee acted under a written charter that was adopted by our Board effective April 25, 2003. A copy of the audit committee charter is attached as Appendix I to this Information Statement. On June 18, 2003, Ernst & Young resigned as the auditors for the Company, although Ernst & Young remained as the auditors for Hawaiian Airlines. In light of the Chapter 11 Filing, the appointment of the Trustee, and the Company’s prior dependence on Hawaiian Airlines’ resources for carrying out the Company’s operations, the Company has lacked the funds necessary to retain a substitute audit firm. Even if such replacement auditor could be retained, it could not complete the work required to enable the Company to meets its obligations because any such auditor, like the Company, would not have access to the information, documents, and personnel of Hawaiian Airlines needed to prepare financial statements and the Company’s periodic reports. Given the foregoing, since the Chapter 11 Filing, the audit committee has had few functions to perform. As previously disclosed, the Company has also received notification from the American Stock Exchange (“AMEX”) that the Company is not in compliance with certain continued listing standards including with respect to maintenance of an independent audit committee. The Company has continued to work with AMEX to address matters related to its continued listing pending resolution of the Chapter 11 Filing.

The Company does not currently have fully functioning nominating and compensation committees of the Board, or committees performing similar functions. As noted, as a result of the Chapter 11 Filing, the Company does not have sufficient resources or personnel to support fully functioning audit, nominating, and compensation committees. Moreover, the Company lacks sufficient resources to retain independent directors to sit on an audit, nominating, or compensation committee.

The entire Board participates in the director nomination process. The Board does not have a formal policy with regard to the consideration of any director candidate recommended by shareholders. The Board will consider any person nominated by shareholders that is reputable and that has relevant business and educational experience. Shareholders may recommend candidates to the Board by writing to the Secretary of the Company at 12730 High Bluff Drive, Suite 180, San Diego, CA 92130. Such shareholder recommended candidates will be evaluated in the same manner as candidates nominated by any other person. The Company does not pay any fees to any third parties for assisting it with nominations and evaluations of candidates for director, nor does it obtain such services from third parties.

As noted, although the Company currently has an audit committee, that committee is not functioning given the Chapter 11 Filing, the appointment of the Trustee, the inability of the Company to prepare financial statements, and the lack of a sufficient number of independent directors to participate in the activities of such committee. Therefore, the Board has not made any determination as to whether any members of the Board qualify as an “audit committee financial expert” pursuant to Item 401 of Regulation S-K.

The Company believes that, following the consummation of the transactions contemplated in this Information Statement, none of its directors, except Gregory Anderson will be independent as such term is defined in the Exchange Act, and the rules promulgated thereunder. If the Company is successful with its plan to reorganize Hawaiian Airlines, the Company intends to seek out and retain one or more qualified independent directors so as to allow the Company to have fully functioning audit, nominating, and compensation committees that meet all applicable Commission and stock exchange rules and regulations.

Prior Director Resignations

On February 3, 2004, the Company announced the resignation of six of its directors from the Board because of the expiration, on January 31, 2004, of the Company’s director and officer liability insurance policies. Specifically, each of Robert G. Coo, Joseph P. Hoar, Reno F. Morella, Samson Poomaihealani, Sharon L. Soper, and William M. Weisfield resigned from the Board, effective as of January 31, 2004. Messrs. Coo, Hoar and Weisfield had been nominated to the Board by AIP, pursuant to rights held by AIP under the Bylaws and the Certificate of Incorporation.

Mr. Morella, Mr. Poomaihealani, and Ms. Soper had been nominated to the Board by the ALPA, the IAMAW and the AFA, respectively, pursuant to rights held by each of ALPA, IAMAW, and AFA under its collective bargaining agreement with the Company and under the Bylaws and the Certificate of Incorporation. None of the resigning directors resigned from the Board because of a disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

On January 31, 2004, prior to the director resignations described above, the Board approved several revisions to the Bylaws at a special meeting of the Board. The Bylaws were amended to remove the requirement therein that any amendment to the Bylaws relating to the size of the Board and the qualification of directors be approved by the affirmative vote of at least two of the three directors nominated to the Board by ALPA, IAMAW, and AFA (so long as ALPA, IAMAW, and AFA remain stockholders of the Company). The Bylaws were also amended to remove the requirement that the Board nominate one outside director (an individual not employed by the Company or affiliated with AIP, ALPA, IAMAW, or AFA), and one director who is a senior management official. Finally, the Bylaws were amended to remove the requirement that the size of the Board be set at 11 directors, and to provide that the number of directors on the Board shall be determined from time to time by resolution adopted by the Board. The Board also approved a resolution decreasing the number of authorized directors on the Board from 11 to nine. Neither the resignations nor the Bylaw amendments described above alter the rights of AIP, ALPA, IAMAW, or AFA under the Bylaws or the Certificate of Incorporation or, with regard to ALPA, IAMAW or AFA, under its respective collective bargaining agreement with the Company, to have candidates nominated and elected to the Board.

On June 29, 2004, the Company received the written resignation of Edward Z. Safady, effective as of such date. Mr. Safady’s resignation did not result from a disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS.

The following Summary Compensation Table sets forth certain information regarding compensation paid for the last three fiscal years to our “named executive officers,” who were our chief executive officers during fiscal year 2003 and our four other most highly compensated executive officers who were serving as an executive officer at the end of fiscal year 2003 whose total annual salary and bonus exceeded $100,000 during fiscal year 2003, and up to two additional persons who would have been among our four other most highly compensated executive officers but for the fact that they were not our executive officers at the end of fiscal year 2003 (collectively, our “named executive officers”). Following the Chapter 11 Filing and the appointment of the Trustee, all the “named executive officers” who previously held similar positions at both the Company and Hawaiian Airlines, with the exception of Mr. John W. Adams, resigned their positions at the Company. Moreover, the Trustee has not provided to the Company any financial or other information with respect to Hawaiian Airlines, including information related to the compensation of executives. As a result, the Company is unable to provide compensation information for the fiscal year ended December 31, 2003, with respect to named executive officers who are employees of Hawaiian Airlines and is not in a position to otherwise verify the other information in the table. The Company has not paid its directors or employees any compensation since the Chapter 11 Filing.

Summary Compensation Table

	Year	Annual Compensation					Long Term Compensation Shares of Common Stock Underlying Options (#)	All Other Compensation ($)
Name and Principal Position		Salary ($)		Bonus ($)	Other Annual Compensation ($)
John W. Adams	2003	600,000	(1)	—	—		—	—
Chairman of the Board,	2002	525,000		—	—		—	—
Chief Executive Officer and President	2001	366,667		—	—		200,000

Christine R. Deister	2003	*		*	*		*	*
Executive Vice President,	2002	250,000		—	41,100	(3)	—	—
Chief Financial Officer and Treasurer	2001	197,917	(2)	75,000	92,593	(3)	200,000	—

John B. Happ(4)	2003	*		*	*		*	*
Senior Vice President-Marketing	2002	225,000		—	—		—	5,000	(5)
and Sales	2001	225,000		—	—		—	—

H. Norman Davies, Jr.	2003	*		*	*		*	*
Executive Vice President –	2002	182,292		—	—		—	—
Operations	2001	125,000		—	—		—	—

Ruthann S. Yamanaka	2003	*		*	*		*	*
Senior Vice President –	2002	176,875		—	—		—	—
People Services Group and Corporate Secretary	2001	155,000		—	—		—	—

Robert W. Zoller, Jr.(6)	2003	—		—	—		—	—
President and Chief Operating	2002	100,000		—	—		—	304,069	(7)

		Annual Compensation				Long Term Compensation Shares of Common Stock Underlying Options (#)
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)			All Other Compensation ($)
Officer	2001	288,333	—	—		100,000	—

Steven E. Markhoff(8)	2003	—	—	—		—	—
Vice President – Acquisitions	2002	37,500	—	5,194	(3)	—	257,200	(7)
	2001	138,650	—	—		50,000	—

*	As described below, each of these persons has resigned their positions with the Company. The Company does not know the current terms of such persons employment with Hawaiian Airlines, if any

(1)	Mr. Adams’ annual salary was $600,000. Since the Chapter 11 Filing, however, Mr. Adams has not collected any salary from the Company.

(2)	Ms. Deister’s reported compensation for fiscal year 2001 is for the period beginning March 1, 2001 through December 31, 2001.

(3)	The Company previously provided various perquisites to its executives. Except as noted, the value of such perquisites was in each case less than 10% of the named executive officer’s total salary and bonus. In fiscal year 2001, Ms. Deister received relocation expenses of $60,560, a car allowance of $7,200, housing allowance of $3,000, and a dependent education allowance of $21,833. In fiscal year 2002, Ms. Deister received $31,500 as a housing allowance and $9,600 as a car allowance. In fiscal year 2002, Mr. Markhoff’s fringe benefits included a $3,000 housing allowance.

(4)	Mr. Happ was no longer employed with Hawaiian Airlines as of February 15, 2003.

(5)	Prorated portion of a $20,000 payment paid in 24 bi-monthly equal installments.

(6)	Mr. Zoller was no longer employed with Hawaiian Airlines as of April 15, 2002.

(7)	Pursuant to the terms of separation agreements between us and each of Messrs. Zoller and Markhoff, each of these former executive officers received certain payments of salary, benefits and severance in 2002 in the aggregate amounts of $304,069 and $257,200, respectively.

(8)	Mr. Markhoff was no longer employed with Hawaiian Airlines as of March 15, 2002.

Option Grants in Last Fiscal Year

During fiscal year 2003, no options were granted to any of the named executive officers pursuant to the 1994 Stock Option Plan or 1996 Stock Incentive Plan or otherwise.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

None of the named executive officers exercised options in 2003. The following table sets forth for each of our named executive officers (i) the aggregated options exercised in the last fiscal year, (ii) the number of shares underlying unexercised options at December 31, 2003 and (iii) the option values of unexercised in-the-money options at December 31, 2003.

Aggregated Option Exercises in Last Fiscal Year and

Fiscal Year End Option Value

Named Executive Officers	Shares Acquired On Exercise(#)	Value Realized($)	Number of Securities Underlying Unexercised Options At Fiscal Year-End (#)		Value of Unexercised In- The-Money Options At Fiscal Year-End ($)(1)
			Exercisable	Unexercisable	Exercisable	Unexercisable
John W. Adams	—	—	250,000	—	0	—
Christine R. Deister	—	—	150,000	50,000	0	0
John B. Happ	—	—	250,000	—	0	—
H. Norman Davies, Jr.	—	—	50,000	—	0	0
Ruthann S. Yamanaka	—	—	250,000	—	0	0
Robert W. Zoller, Jr.	—	—	280,000	—	0	—
Steven E. Markhoff	—	—	—	—	—	—

(1)	The market price per share at December 31, 2003 was $2.99 per share.

Long-Term Incentive Plans

The Company did not grant awards to the named executive officers under any long-term incentive plan in the last fiscal year.

Compensation of Directors

Prior to the Chapter 11 Filing, the Company paid its nonemployee directors a $12,000 annual retainer fee. In addition to the $12,000 annual retainer fee, the Company paid its nonemployee directors a fee of $1,250 for each meeting of the Board attended (decreased to $625 for telephonic attendance) and a fee of $500 for each Board committee meeting attended (though no fees were paid for committee meetings that occurred on the same day as a Board meeting). No fees were paid to the nonemployee directors for their service on the Board or any committee thereof. Hawaiian Airlines provided travel to and from Board meetings, as well as hotel accommodations, meals and ground transportation, as needed, for all directors. Mr. Adams, Mr. Morella and Ms. Soper, as employee directors, received only reimbursement for expenses incurred in attending meetings. During fiscal year 2003, the Company did not pay its directors any fees for services on the Board or any committees of the Board.

Nonemployee directors are eligible to receive stock options under the terms of the 1996 Nonemployee Director Stock Option Plan. At its discretion, the compensation committee of the Board, acting pursuant to that plan, may grant stock options to nonemployee directors under the terms of the plan. During fiscal year 2003, no such options were granted.

Employment Contracts; Termination of Employment and Change-In-Control Arrangements

Hawaiian Airlines had previously entered into employment agreements with each of the named executive officers other than Mr. Adams. Furthermore, the Company and Hawaiian Airlines had entered into an employment agreement with Mark B. Dunkerley, who became the president and chief operating officer of Hawaiian Airlines effective as of December 23, 2002 and president and chief operating officer of the Company in February 2003. As noted, each of the named executive officers has resigned their positions with the Company. The Company does not know whether such named executive officers’ employment agreements with Hawaiian Airlines have been amended, modified or terminated. As a result of the Chapter 11 Filing and the appointment of the Trustee, the Company no longer has employment agreement with the named executive officers, and it is not clear such agreements are in effect with respect to Hawaiian Airlines. Therefore, the Company is not providing summary information on such employment agreements.

Except as describe below, the agreements that previously had been entered into for the named executive officers and Mr. Dunkerley, as amended to date, had substantially the same terms.

Each of the agreements specified the officer’s title and general duties and provided for a specified term of employment, which term varied and rolled forward on a monthly basis; i.e., on the first day of each month, the term of the agreement is extended for an additional month unless either party had given written notice to the other party that it did not wish the term to be extended. Each agreement provided for:

•	the officer’s base salary (which was subject to annual review and could be increased in the sole discretion of the board of directors or as the board has designated);

•	the amount of any “signing bonus” or other special benefits;

•	the eligibility of the officer to receive annual performance bonuses in the sole discretion of the compensation committee and/or the board of directors;

•	the right of the officer to participate in fringe benefit programs and benefit plans (such as stock option, pension, disability and life insurance and medical coverages) in accordance with the terms of those programs and benefits;

•	the right of the officer, and the officer’s spouse and dependents, to travel benefits on Hawaiian Airlines flights;

•	the right of the officer to be included in Hawaiian Airlines’ executive long-term disability insurance plan;

•	the right of the officer to be reimbursed for business expenses in accordance with Hawaiian Airlines’ policies;

•	the right of the officer to receive an automobile allowance, a housing allowance, and reimbursement for club dues (which rights vary among the named executive officers with employment agreements) as fringe benefits; and

•	the obligations of the officer to maintain the confidentiality of Hawaiian Airlines’ information.

Due to the lack of information available to the Company following the appointment of the Trustee, the Company does not know the current terms of the employment agreements with Hawaiian Airlines of the named executive officers, including terms with respect to the effective date, term, base salary and any bonus.

Hawaiian Airlines also had entered into a severance, general release and indemnity agreement with Steven E. Markhoff, which became effective on March 15, 2002. Under this agreement, Hawaiian Airlines was obligated to pay Mr. Markhoff his former base salary of $150,000 per year in semi-monthly installments until March 15, 2003, and provided specified fringe benefits to Mr. Markhoff through March 31, 2003. Hawaiian Airlines also agreed to pay Mr. Markhoff a lump sum cash payment of $107,200 and up to $50,000 in relocation expenses if Mr. Markhoff relocated out of the State of Hawaii on or before March 15, 2003. In addition, the agreement provided that his existing options to acquire 50,000 shares of Common Stock would be terminated for a cash payment of $37,500. In consideration, Mr. Markhoff agreed to release Hawaiian Airlines from any claims that he might have had arising out of his employment with or separation from Hawaiian Airlines. Mr. Markhoff also agreed that until March 15, 2003 he would not generally be involved with an entity that competes with Hawaiian Airlines in providing inter-island passenger or freight services.

Hawaiian Airlines had entered into a severance, general release and indemnity agreement with Robert W. Zoller, Jr., which became effective on April 15, 2002. Under this agreement, Hawaiian Airlines was obligated to pay Mr. Zoller his former base salary of $300,000 per year in semi-monthly installments until April 15, 2004, and provided specified fringe benefits to Mr. Zoller through April 15, 2006. Hawaiian Airlines also agreed to pay Mr. Zoller a lump sum cash payment of $145,500 and up to an additional $60,000 as a relocation allowance if Mr. Zoller relocated out of the State of Hawaii on or before April 15, 2004. In addition, the agreement provided that his options to acquire 300,000 shares of Common Stock would be fully vested on April 15, 2002 and that these options would terminate on April 15, 2004. In consideration, Mr. Zoller agreed to release Hawaiian Airlines from any claims that he might have had arising out of his employment with Hawaiian Airlines, but did not release any claims that may arise from or that were related to the severance agreement, and agreed that until April 14, 2003 he would not generally be involved with an entity that competes with Hawaiian Airlines in providing inter-island passenger or freight services. Following the Chapter 11 Filing, Hawaiian Airlines suspended payments under this agreement.

Hawaiian Airlines had entered into a severance, general release and indemnity agreement with Paul J. Casey, which became effective on May 23, 2002. Under this agreement, Hawaiian Airlines was obligated to pay Mr. Casey his former base salary of $375,000 per year in semi-monthly installments until June 30, 2005, and provided specified fringe benefits to Mr. Casey through June 30, 2005. Hawaiian Airlines also agreed to pay Mr. Casey additional cash payments in the aggregate of approximately $189,696 in lieu of continuing other specified fringe benefits. In addition, the agreement provided that his options to acquire 750,000 shares of Common Stock would be fully vested on June 30, 2002 and that such options would terminate pursuant to their original terms. In consideration, Mr. Casey agreed to release Hawaiian Airlines from any claims that he might have had arising out of his employment with Hawaiian Airlines, but did not release any claims that may arise from or that are related to the severance agreement, and agreed that until June 30, 2004 he would not generally be involved with an entity that competes with Hawaiian Airlines in providing inter-island passenger or freight services. Following the Chapter 11 Filing, Hawaiian Airlines suspended payments under this agreement.

Hawaiian Airlines had entered into a separation agreement with John B. Happ which became effective on April 3, 2003. Under this agreement, Hawaiian Airlines was obligated to pay Mr. Happ a lump sum of $15,000 plus and an additional $422,278 to be paid in semi-monthly installments until

August 2004. In consideration, Mr. Happ agreed to release Hawaiian Airlines from any claims that he might have had arising out of his employment with or separation from Hawaiian Airlines. However, since this agreement was executed by Mr. Happ after the Chapter 11 Filing, Hawaiian Airlines suspended payments under this agreement.

Compensation Committee Report

As noted earlier, the Company does not have a fully functioning compensation committee. Since the Chapter 11 Filing, the appointment of the Trustee and the resignations of the named executive officers, each of which is described above, the compensation committee has not performed any substantial functions. Moreover, none of the Company’s officers or directors have received any compensation since the Chapter 11 Filing. Notwithstanding the foregoing, the compensation committee of our Board is charged with making compensation recommendations to our full Board for our executive officers whose title includes chairman, vice chairman, president, chief operating officer, all executive and senior vice presidents and our corporate secretary, along with recommendations for bonuses, deferred compensation and stock option plans. The compensation committee also had authority to grant awards under and to administer the 1994 Stock Option Plan and the 1996 Stock Incentive Plan, as amended until October 2002. Beginning in October 2002, the authority to grant option awards was transferred to our option committee.

In determining executive compensation, the compensation committee would generally review such general factors as profitability, operational integrity and customer satisfaction, and take into consideration the executives’ accomplishment of specific projects. The compensation committee, in considering appropriate compensation levels, considers marketplace compensation data of other comparable U.S. airlines in order to provide compensation packages that are capable of attracting and retaining exceptional executives.

Principal Components of Executive Compensation

Components of executive compensation would include annual base salary, specific contractual provisions that vary per officer (including term, benefits and fringes), incentive bonuses, and grants of options under our option plans. The annual base salary for an executive officer is generally negotiated at the beginning of employment and reviewed on a regular basis in comparison to industry compensation levels, the need to attract talented executives to Hawaii and the performance objectives listed in the previous section. The award of bonuses, if awarded, is generally related to achievement of performance objectives. The grant of options is generally incentive based related to individual performance and to our profitability.

As described under the caption “Employment Contracts; Termination of Employment and Change-in-Control Arrangements,” the named executive officers except for Mr. Adams had employment agreements with the Company, which set forth their base salaries and other compensation arrangements and provided that their compensation levels were subject to annual review and possible increases in the sole discretion of the Board. As noted, such officers have resigned from their positions and are not receiving any compensation from the Company.

Compensation of Chief Executive Officer

Mr. Adams’ compensation determination for fiscal year 2003 was based primarily on the responsibilities and role that he assumed in the day-to-day management of the Company. Mr. Adams received an increase to his base salary from $400,000 to $600,000 effective May 1, 2002. As noted,

Mr. Adams resigned as Chief Executive Officer on June 14, 2004. Mr. Adams has not been paid any salary from the Company since the Chapter 11 Filing.

Certain 2003 Actions of the Compensation Committee

There were no significant actions taken by the compensation committee in 2003.

Compensation Committee on Executive Compensation

The above report of the compensation committee will not be deemed to be incorporated by reference into any of our filings under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except to the extent that the Company specifically incorporates the same by reference, nor shall it be deemed to be “soliciting material” or to be “filed” with the Commission or subject to Regulations 14A or 14C or to the liabilities of Section 18 of the Exchange Act.

Thomas J. Trzanowski

Compensation Committee Interlocks and Insider Participation

Edward Z. Safady, Reno F. Morella and Thomas J. Trzanowski served on the compensation committee of our Board during fiscal year 2003. No other member of our Board or other person served on the compensation committee during fiscal year 2003. Reno F. Morella was an employee of Hawaiian Airlines during fiscal year 2003. Edward Z. Safady and Thomas J. Trzanowski are employees and/or directors of Liberty Bank. John W. Adams, who was Chairman and Chief Executive Officer of the Company and the sole managing member of AIP, which was, prior to June 14, 2004, our controlling shareholder, is President and serves as a Director of a holding company that has a majority ownership interest in Liberty Bank.

Stockholder Return Performance Graph

The following graph compares cumulative total shareholder return on our Common Stock, the S&P 500 Index and our selected peer issuer index from December 31, 1998 to December 31, 2003. The peer issuers we have selected are AirTran Holdings Inc. (formerly Valujet Inc.), Alaska Air Group Inc., America West Holding Corporation, Atlantic Coast Airlines Holdings, Inc., Great Lakes Aviation Ltd., Mesa Air Group, Inc. and Southwest Airlines Co. The comparison assumes $100 was invested on December 31, 1998 in our Common Stock and each of the foregoing indices and assumes reinvestment of dividends before consideration of income taxes. We have paid no dividends on our Common Stock.

The stock performance depicted in the graph above is not to be relied upon as indicative of future performance. The Stock Performance Graph shall not be deemed to be incorporated by reference into any of our filings under the Securities Act or the Exchange Act, except to the extent that we specifically incorporate the same by reference, nor shall it be deemed to be “soliciting material” or to be “filed” with the Commission or subject to Regulations 14A or 14C or to the liabilities of Section 18 of the Exchange Act.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 8, 2004	HAWAIIAN HOLDINGS, INC. (Registrant)

	By:	/s/ John W. Adams
Name: John W. Adams
Title: Chairman of the Board of Directors

APPENDIX I

HAWAIIAN HOLDINGS, INC.

AUDIT COMMITTEE CHARTER

EFFECTIVE: April 25, 2003

Statement of Policy

The Audit Committee shall assist the Board of Directors in fulfilling its oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to any governmental body or the public; the Company’s systems of internal controls regarding finance, accounting, legal compliance and ethics established by management and the Board ; and the Company’s auditing, accounting and financial reporting and disclosure processes generally. Consistent with this function, the Audit Committee shall encourage continuous improvement of, and shall foster adherence to, the Company’s policies, procedures and practices at all levels.

Organization; Meetings

This charter governs the activities of the Audit Committee. The Audit Committee shall be appointed by the Board of Directors and shall be comprised of three or more independent directors as determined by the Board and as required by the rules and regulations of the Securities and Exchange Commission, the American Stock Exchange, The Pacific Exchange, and be relevant laws. The Audit Committee shall when appropriate meet in executive session with management, the director of the internal auditing department or the independent auditors to discuss any matters that it or each of these groups believes should be discussed. In addition, the Audit Committee shall meet at least once annually with other independent directors without management present.

Qualifications

All members of the Audit Committee shall have a basic understanding of finance and accounting and the ability to read and understand fundamental financial statements. At least one member of the Audit Committee shall have past employment experience in finance or accounting, requisite professional certification in accounting or any other comparable expertise or background that results in the individual’s financial sophistication, including, but not necessarily limited to, being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities and shall be designated by the Board as the “audit committee financial expert” consistent with regulatory guidelines.

Responsibilities

The primary responsibilities of the Audit Committee are to oversee the Company’s financial reporting process on behalf of the Board of Directors and to report the results of its activities to the Board of Directors. Management is responsible for preparing the Company’s financial statements, and the independent auditors are responsible for auditing those financial statements. The Audit Committee shall:

•	Monitor the integrity of the Company’s financial reporting process and systems of internal controls regarding finance, accounting and legal compliance;

•	Review on a quarterly basis, or more frequently as necessary, the Company’s procedures and internal controls for financial reporting and public disclosure with the chief executive officer and the chief financial officer for purposes of certification of such reports by said officers;

•	Select and retain the Company’s outside independent auditors, monitor the independence and performance of the Company’s independent auditors and internal auditor; review and approved any nonaudit services contracted for with the independent auditors;

•	Retain counsel and such other professional advisors as necessary and appropriate, independent of management and Company advisors;

•	Provide an avenue of communication among the independent auditors, management, the internal auditor and the Board of Directors; and

•	Establish procedures for the review of complaints regarding the Company’s accounting and auditing systems and reporting.

The Audit Committee believes its policies and procedures for satisfying these responsibilities should remain flexible, in order to best react to changing conditions and circumstances. The Audit Committee oversees and reinforces the authority and responsibility of management to set the overall corporate “tone” for quality financial reporting, sound business risk practices, and ethical behavior.

Processes

In satisfying its oversight responsibilities, the Audit Committee shall utilize the following principal recurring procedures as a guide, with the understanding that the Audit Committee may supplement them as appropriate:

•	INDEPENDENT AUDITORS: The Audit Committee shall develop and maintain a clear understanding with management and with the independent auditors that the independent auditors are accountable to the Audit Committee, as representatives of the Company’s Board of Directors and shareholders. The Audit Committee shall regularly, and at least annually, confirm the independence of the independent auditors from management and the Company, including those matters included in the written disclosures required by the Independence Standards Board, and in connection therewith shall regularly review and discuss with the auditors all significant relationships the auditors have with the Company. The Audit Committee shall review and evaluate the performance of and be responsible for the retention, discharge and replacement of the independent auditors when circumstances warrant, considering the independence and effectiveness of the independent auditors and shall regularly but no less than annually report on such to the Board of Directors

•	INTERNAL AUDITOR: The Audit Committee shall periodically review the audit and reporting functions of the internal auditor. The Audit Committee shall work with the internal auditor and executive management of the Company to establish mutually satisfactory and effective relationships and procedures.

•	AUDIT PROCESS: The Audit Committee shall discuss with the internal auditor and the independent auditors the overall scope and plans for their respective audits, including the adequacy of staffing and compensation. The Audit Committee shall also discuss with management, the internal auditor and the independent auditors the adequacy and effectiveness of the internal accounting and financial controls, including the Company’s systems to monitor and manage business risk, and legal and ethical compliance programs. Further, the Audit Committee shall regularly meet separately with the internal auditor and with the independent auditors, both with and without management present, to discuss the results of their respective examinations.

•	DOCUMENTS/REPORTS REVIEW: The Audit Committee shall regularly review with financial management and the independent auditors the financial statements to be included in the Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q prior to filing or prior to the release of earnings. The Chair of the Committee may, if so delegated by the Audit Committee, represent the entire Audit Committee for purposes of this review. In reviewing documents, reports and financial statements, the Audit Committee shall as appropriate document its judgment about the quality, not just acceptability, of accounting principles, the reliability of internal controls established by the Company, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements. Also, the Audit Committee shall discuss the results of the quarterly review and annual audit and any other matters required to be communicated to the Audit Committee by the independent auditors under generally accepted auditing standards.

•	PROCESS IMPROVEMENT: The Audit Committee shall establish, monitor and update, as appropriate, regular and separate systems of reporting to the Audit Committee by each of management and the independent auditors regarding any significant judgments made in management’s preparation of the financial statements and the view of each as to appropriateness of such judgments. As appropriate, the Audit Committee shall review separately with each of management and the independent auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information. The Audit Committee shall review any significant disagreement between management and the independent auditors in connection with the preparation of the financial statements.

•	REVIEW OF AUDIT COMMITTEE CHARTER: The Audit Committee shall review this Charter at least annually to determine its effectiveness in assisting the Audit Committee in fulfilling its responsibilities to the Board of Directors and shareholders, and may recommend to the Board of Directors from time to time amendments that the Audit Committee deems appropriate. Amendments to this Charter shall be subject to approval by the Board of Directors of the Company.

•	OTHER: The Audit Committee may perform other activities consistent with this Charter and the Company’s By-laws as the Board deems necessary or appropriate.